EXHIBIT 99.1

Volvo's Largest-Ever Bus Order - 1,667 Volvo Buses to Chile

GOTEBORG, Sweden, Jan. 27, 2005 (PRIMEZONE) -- Three operators in Santiago, Chile have placed a joint order for 1,667 buses from Volvo. This is the single largest-ever order for Volvo Buses. The buses will be used in Santiago's new public transportation system that includes dedicated bus lanes.

The order is for 1,157 articulated buses, the Volvo B9SALF, and 510 regular buses, the Volvo B7RLE. Three operators are behind the order, namely Subus Chile, Express de Santiago Uno and Inversiones Alsacia.

The 1,157 articulated bus chassis will be manufactured by Volvo Buses' plant in Curitiba, Brazil while the company's plant in Boras, Sweden will handle production of the 510 Volvo B7R LE chassis. The bodies will be manufactured by three different Brazilian companies, namely Marcopolo, Induscar/Caio and Busscar. Deliveries will commence June this year and continue up to and including February 2006.

The background behind this order is that the city of Santiago is now running the largest project to modernize public transportation ever in Latin America. Today, basically anyone can operate bus transportation and about 3,500 bus operators presently do so without almost any coordination. Under the new transportation system, Transantiago, there will be only 15 operators, comprised of many smaller operators collaborating in consortium.

Shorter Traveling Times

The new transportation system in Santiago is a Bus Rapid Transit system (BRT system). It consists of five corridors that intersect the city and buses run on bus lanes that are secluded from automobile traffic. The system resembles the BRT system already implemented in other cities such as Curitiba, Brazil and Bogota, Colombia, cities that also mainly use Volvo buses.

Past experience from these cities indicates the system contributes to shorter passenger traveling and waiting time, a significant rise in the number of bus passengers and reduced levels of vehicle emission in the cities.

High passenger capacity that articulated buses can provide is an important piece in the system's puzzle. The Volvo B9SALF, powered by a 340 hp engine, is 18.5 meters long with a capacity for 160 passengers. The low floor throughout the bus allows passengers to easily and quickly board and disembark through the bus' four double doors.

Market Leader For Articulated Buses

Volvo Buses is the market leader for articulated buses in South America with a market share exceeding 80%, a figure that will climb after the order to Chile.

"Market shares clearly indicate we have the best product range within this segment," says Per Gabell, Director of Volvo Buses in South America.

Contract negotiations were underway 18 months. Several bus manufacturers submitted tenders but in the end Volvo Buses was awarded basically 100 percent of the order. Per Gabell can list several reasons for this outcome.

"The technical solutions and quality of our buses as well as delivery times were key factors," he explains. "Other significant aspects include our ability to provide good service and prompt spare parts deliveries. In addition, we have extensive experience of this type of public transportation system. Volvo can offer a complete transportation solution that suits both the operators and the system manager."

There is a vast need for new, effective public transportation systems in many of the world's major cities. Choosing a BRT system affords many advantages, not least of which are financial.

"The costs for a new infrastructure are relatively very low and the operating costs for bus traffic can be fully covered without subsidies," comments Henrik Munck, Product Manager for Volvo Buses' transportation system solutions. "At Volvo Buses, we are convinced the BRT system will become the predominant solution for effective transportation solutions in major cities in many parts of the world."

For further information, please contact Per Gabell, +55 41 317 87 98, Henrik Munck, +46 31 327 05 61 or Per-Martin Johansson, press officer, +46 31 322 52 00.

For pictures, see attached word document.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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